Mail Stop 4561

      						January 5, 2006


Lori A. Jones
Analytical Surveys, Inc.
8610 N. New Braunsfels, Suite 205
San Antonio, Texas  78217

Re:	Analytical Surveys, Inc.
	Registration Statement on Form S-3
      Filed December 22, 2006
      File No. 333-139644

Dear Ms. Jones:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an analysis regarding whether the resales by DKR Soundshore Oasis Holding Fund Ltd., Harborview Master Fund L.P. and
Monarch Capital Fund Ltd. should be considered primary rather than secondary offerings. In particular, please provide the following information in tabular form:

* all cash payments made or to be made to each of the selling stockholders noted above, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction
(including any payments made to "finders" or "placement agents") with footnote disclosure of the terms of each such payment; and

* all discounts received or to be received by each of the selling stockholders noted above, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction, including any discounts to market should payments on the convertible notes be made in securities or any discounts to market in the exercise price of any warrants or options with footnote disclosure of the terms of each such discount; and

* the dollar value of the common stock underlying the convertible notes that are registered for resale.

	In addition, please provide the following information in tabular form:

* the total proceeds you received from each of the selling stockholders noted above from the sale of the convertible notes;

* all cash payments that are included in the table described above;
and

* the resulting net proceeds you received.

2. Please provide in tabular form all prior securities transactions between you (or any of your predecessors) and each of the selling stockholders noted above, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction
(or any predecessors of those persons). The table should include the following information for each transaction:

* the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

* the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

* the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction:

* the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

* the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

* the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

3. Please provide an analysis comparing the number of shares underlying the convertible notes and warrants held by each of the selling stockholders noted above that are registered for resale, to the number of outstanding shares held by persons other than the shares registered in this offering and shares held by:
* affiliates of each of the selling stockholders noted above;
* any person with whom the selling stockholders noted above have a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and
* affiliates of the issuer.
The calculation of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Michael McTiernan at 202-551-3852 or me at 202-
551-3495 with any other questions.

      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	David Taylor, Esq. (via facsimile)
Lori A. Jones
Analytical Surveys, Inc.
January 5, 2007
Page 1